FINANCIAL STATEMENTS AND
                      REPORT OF INDEPENDENT
                  CERTIFIED PUBLIC ACCOUNTANTS
                     THE UNITIL CORPORATION
                          TAX DEFERRED
                   SAVINGS AND INVESTMENT PLAN
                December 31, 1999, 1998 and 1997
       Report of Independent Certified Public Accountants


Administrator of
The UNITIL Corporation Tax Deferred
  Savings and Investment Plan


           We have audited the accompanying statements of net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                               GRANT THORNTON LLP



Boston, Massachusetts
June 9, 2000



         The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1999 (in dollars)
                                                                                               Putnam
                 UNITIL                        Putnam                     Putnam               Inter-    George   Inter-
               Corporation          Putnam     Stable    Putnam   Putnam   New                 national  Putnam  national
                 Stock      Loan    Growth &   Value     Voyager  Income   Opportunity   S&P   Growth    Fund of  Voyager
                 Fund       Fund    Income     Fund      Fund     Fund     Fund          500   Fund      Boston    Fund     Total

Participant
Loan
Receivable                526,954                                                                                           526,954

Investment  at
market value                       3,182,499  2,924,252 9,090,933 279,664 3,230,404  1,288,537 1,063,755 34,879  350,279 21,445,202

Employer securities
(UNITIL common
stock at market
value)         4,604,611                                                                                                  4,604,611

Net assets
available
for
benefits       4,604,611  526,954  3,182,499  2,924,252 9,090,933 279,664 3,230,404  1,288,537 1,063,755 34,879 350,279  26,576,767



The accompanying notes are an integral part of this statement.

The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1998 (in dollars)
                                                                                               Putnam
                 UNITIL                        Putnam                       Putnam               Inter-
               Corporation          Putnam     Stable    Putnam    Putnam   New                 national
                 Stock      Loan    Growth &   Value     Voyager   Income   Opportunity   S&P   Growth
                 Fund       Fund    Income     Fund      Fund      Fund     Fund          500   Fund          Total


Participant
Loan
Receivable                519,634                                                                            519,634

Investments at
market value                      3,372,521  2,691,166  6,095,519 279,913  1,640,789    965,459  597,051    15,642,418

Employer securities
(UNITIL common
stock at
market
value)        3,153,429                                                                                      3,153,429

Net assets
available
for benefits  3,153,429   519,634 3,372,521  2,691,166  6,095,519 279,913  1,640,789    965,459  597,051    19,315,481


The accompanying notes are an integral part of this statement.


The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1999 (in dollars)


                                                                                                           Putnam
                 UNITIL                      Putnam                    Putnam           Inter-    George   Inter-
               Corporation        Putnam     Stable   Putnam   Putnam  New Oppor-       national  Putnam  national
                 Stock    Loan    Growth &   Value    Voyager  Income  tunity     S&P   Growth    Fund of  Voyager Pending
                 Fund     Fund    Income     Fund     Fund     Fund    Fund       500   Fund      Boston    Fund   Account  Total


Additions to net
assets attributed to:

Investment income
 Interest               45,973                                                                                               45,973
 Dividends     174,253            324,391  162,781   793,503  17,563    246,447          37,820    2,909   16,527         1,776,194
 Other
  receipts      11,033             25,243   18,371    26,958             14,249   1,036   3,450                      5,694  100,340
 Net apprec-
  iation     1,298,371           (278,802)         2,442,805 (23,335) 1,127,539 218,581 345,466   (4,748)  99,875         5,225,752
             1,483,657  45,973     70,832  181,152 3,263,266  (5,772) 1,388,235 219,617 386,736   (1,839) 116,402   5,694 7,148,259

Contributions:
 Participant   153,398            177,566   59,363   297,141  37,501    264,427  98,437  96,822    1,047    7,576         1,193,278
 Employer       57,623             58,336   23,587   103,055  13,808     84,989  33,507  29,637      199    1,736           406,477
 Rollover        4,888              7,600   17,471    26,583   2,337      8,143  26,346   5,227                              98,595
               215,909            243,502  100,421   426,779  53,646    357,559 158,290 131,686    1,246    9,312         1,698,350

Total
additions    1,699,566  45,973    314,334  281,573 3,690,045  47,874  1,745,794 377,907 518,422     (593) 125,714   5,694 8,852,609

Deductions:
Deductions
from net
assets
attributed to:

 Benefits to
 participants (203,200)          (171,923)(471,864)(439,415) (27,389) (97,321) (30,841) (34,961)                        (1,476,914)

 Loan distributions     (6,639)                                                                                             (6,639)

 Other/
   forfeitures (11,083)           (25,524) (17,056) (27,511)          (15,800)  (1,036)  (3,760)                 (5,694)  (101,770)

 Total
 deductions   (214,283) (6,639)  (197,447)(488,920)(466,926) (27,389)(113,121)(31,877)  (38,721)                 (5,694)(1,585,323)

Net Increase
(decrease)
prior
to interfund
transfers    1,485,284  39,334    116,887 (207,347)3,223,119  20,485 1,632,673 346,030  479,701     (593)  125,714       7,261,286

Interfund
transfers      (34,101)(32,014)  (306,909) 440,433  (227,705)(20,734)  (43,058)(22,952) (12,997)  35,472   224,565

Net increase
(decrease)   1,451,182   7,320   (190,022) 233,086 2,995,414    (249)1,589,615  323,078  466,704   34,879   350,279       7,261,286

Beginning
balance      3,153,429 519,634  3,372,521 2,691,166 6,095,519 279,913 1,640,789 965,459  597,051                         19,315,481

Ending
balance      4,604,611 526,954  3,182,499 2,924,252 9,090,933 279,664 3,230,404 1,288,537 1,063,755 34,879  350,279$     26,576,767



The accompanying notes are an integral part of this statement.



The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1998


                    UNITIL
                    Corporation            Putnam       Putnam       Putnam
                    Stock         Loan     Growth &     Stable       Voyager
                    Fund          Fund     Income       Value Fund   Fund

Assets
Additions to
   net assets
   attributed to:
Investment
   income
   Interest              -       $43,495       -            -            -
   Dividends          164,029        -      $300,125      150,048     406,027
   Other Receipts     123,298        -         -          116,106      49,534
   Net appreciation
      (depreciation)
      in full value
      of investmentS  162,559        -       177,037          480     766,564
                      449,886     43,495     477,162      266,634   1,222,125

Contributions:
   Participants       141,055        -       157,677       51,903     290,924
   Employers'          53,677        -        52,496       22,401      99,552
   Rollovers           19,855        -        32,765       20,973      42,123
                      214,587        -       242,938       95,277     432,599

    Total Additions   644,473     43,495     720,100      361,911   1,654,724

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants     (205,520)      -      (659,713)    (370,191)   (257,851)
  Loan distributions     -       (9,413)       -            -          -
  Other/forfeitures  (124,030)      -          (376)    (125,652)    (50,851)
    Total deductions (329,550)   (9,413)   (660,089)    (495,843)   (308,702)

Net Increase
(decrease) prior
to interfund
transfers             334,923    34,082      60,011     (133,932)  1,346,022
Interfund transfers  (143,247)      782    (208,379)     388,778     (43,795)

    Net (Decrease)
       Increase       191,676    34,864    (148,368)     254,846   1,302,227

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year              2,961,753     484,770  3,520,889    2,436,320   4,793,292

  Net assets
  available,
  end of year      $3,153,429    $519,634 $3,372,521   $2,691,166  $6,095,519





                                 Putnam                Putnam
                      Putnam     New           Putnam  International
                      Income     Opportunity   S & P   Growth
                      Fund       Fund           500    Fund            Total

Assets
Additions to
   net assets
   attributed to:
Investment
   income
   Interest              -          -             -          -         43,495
   Dividends        $  18,425     62,779          -       17,510    1,118,943
   Other Receipts        -          -             -          -        288,938
   Net appreciation
      (depreciation)
      in fair value
      of investments   (9,501)   269,944       180,927    69,154     1,617,164
                        8,924    332,723       180,927    86,664     3,068,540

Contributions:
   Participants        37,987    273,985        80,293   101,015     1,134,839
   Employers'          13,265     90,451        26,043    29,698       387,583
   Rollovers            2,471     23,935        10,427     6,382       158,931
                       53,723    388,371       116,763   137,095     1,681,353

    Total Additions    62,647    721,094       297,690   223,759     4,749,893

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants      (61,606)  (170,391)      (34,429)  (20,644)   (1,780,345)
  Loan distributions      -         -            -        -             (9,413)
  Other/forfeitures      (205)    (2,063)         (127)     (430)     (303,734)
    Total deductions  (61,811)  (172,454)      (34,556)  (21,074)    2,093,492

Net Increase
(decrease) prior
to interfund
transfers                 836    548,640       263,134   202,685     2,656,401
Interfund transfers    18,276   (119,775)      153,471   (46,111)          -

    Net (Decrease)
       Increase        19,112    428,865       416,605   156,574     2,656,401

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year                260,801  1,211,924       548,854   440,477    16,659,080

  Net assets
  available,
  end of year        $279,913 $1,640,789      $965,459  $597,051   $19,315,481


The accompanying notes are an integral part of this statement.





The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1997



                    UNITIL
                    Corporation            Putnam       Putnam       Putnam
                    Stock         Loan     Growth &     Stable       Voyager
                    Fund          Fund     Income       Value Fund   Fund


Additions to
   net assets
   attributed to:
Investment
   income
   Interest          $  1,868     $43,301       -            -       $     38
   Dividends          173,232        -      $445,715      151,356     286,001
   Other Receipts         286        -           383       13,010         317
   Net appreciation
      (depreciation)
      in fair value
      of investments  554,675        -       155,195         -        691,115
                      730,061      43,301    601,293      164,366     977,471

Contributions:
   Participants       148,292        -       135,199       55,201     278,585
   Employers'          58,668        -        47,997       25,045      99,119
   Rollovers            5,185        -        19,680        3,137      15,692
                      212,145        -       202,876       83,383     393,396

    Total Additions   942,206      43,301    804,169      247,749   1,370,867

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants     (149,037)       -       (52,101)     (31,643)  (235,343)
  Loan distributions     -        (24,512)       -            -         -
  Other/forfeitures    (2,729)       -        (3,739)      (1,124)    (4,521)
    Total deductions (151,766)    (24,512)   (55,840)     (32,767)  (239,864)

Net Increase
(decrease) prior
to interfund
transfers             790,440      18,789    748,329      214,982  1,131,003
Interfund transfers  (642,063)     31,463    469,225     (290,054)  (170,482)

    Net (Decrease)
       Increase       148,377      50,252  1,217,554      (75,072)    960,521

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year              2,813,376     434,518  2,303,335    2,511,392   3,832,771

  Net assets
  available,
  end of year      $2,961,753    $484,770 $3,520,889   $2,436,320  $4,793,292



                                 Putnam                Putnam
                      Putnam     New           Putnam  International
                      Income     Opportunity   S & P   Growth
                      Fund       Fund           500    Fund            Total


Additions to
   net assets
   attributed to:
Investment
   income
   Interest                      $    38       $  38  $    38      $   45,321
   Dividends        $  13,037     26,540          -    25,351       1,121,232
   Other Receipts        -          -             -       -            13,996
   Net appreciation
      (depreciation)
      in fair value
      of investments    1,890    145,287      89,239   11,401       1,648,802
                       14,927    171,865      89,277   36,790       2,829,351

Contributions:
   Participants        35,496    278,956      62,139   82,843       1,076,711
   Employers'          13,011     92,962      22,691   27,127         386,620
   Rollovers            2,171     12,197       5,006    3,698          66,766
                       50,678    384,115      89,836  113,668       1,530,097

    Total Additions    65,605    555,980     179,113  150,458       4,359,448

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants       (6,430)   (24,726)     (1,784)  (5,436)       (506,500)
  Loan distributions      -         -            -        -           (24,512)
  Other/forfeitures       (36)      (931)       (282)    (189)        (13,551)
    Total deductions   (6,466)   (25,657)     (2,066)  (5,625)       (544,563)

Net Increase
(decrease) prior
to interfund
transfers              59,139    530,323     177,047  144,833       3,814,885
Interfund transfers    49,390    170,643     214,922  166,956          -

    Net (Decrease)
       Increase       108,529    700,966     391,969  311,789       3,814,885

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year                152,272    510,958     156,885  128,688      12,844,195

  Net assets
  available,
  end of year        $260,801 $1,211,924    $548,854 $440,477     $16,659,080


The accompanying notes are an integral part of this statement.



      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                       NOTES TO FINANCIAL STATEMENTS

                     December 31, 1999, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN

 The following description of The UNITIL Corporation and subsidiaries (the "Company") Tax Deferred Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

   The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly owned subsidiaries UNITIL Service Corporation, Concord Electric Company, Exeter and Hampton Electric Company and Fitchburg Gas and Electric Light Company (the "subsidiaries"), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   During 1998, the Plan Administrator directed the transfer of all Plan assets from the Fleet Boston to Putnam Investments ("Putnam"). The transfer was made as a result of a change in custodianship of the assets.

  Contributions

   A member may authorize a Basic Employee Contribution from 1% to 15% with a maximum contribution not to exceed $10,000 for 1999.

   The Employer shall contribute as of December 31, of each plan year from current or accumulated net profits on behalf of each member participating in the Plan on December 31, of each plan year, an amount equal to 100% of the first 3% of salary the employee puts into the plan (except Fitchburg Gas and Electric Light Company Union Employees whose matching is as follows: first year 1%, second year 2%, third year and after 3%).

  Participant Accounts

   Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged (as applicable) with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan administrator will pay for substantially all expenses of the Plan.

      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1999, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

  Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

     Year of Service                                        % Vested

       0-1                                                     0%
       1-2                                                    33%
       2-3                                                    67%
       3+                                                    100%

   A member will become 100% vested in his account as a result of disability, death or retirement.

  Participant Loans Receivable

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Net loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 25 years for the purchase of primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions.

  Payment of Benefits

   On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years.

  Forfeitures

   A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions.
      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1999, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

 Upon enrollment and reenrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

  UNITIL Corporation Common Stock Fund (UNITIL Corporation, no par value common stock).

  Putnam S & P 500: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500- composite stock price index.

  Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC's) issued by insurance companies and banks with the objective to achieve a high current income.

  Putnam  Income  Fund:   This fund invests in debt  securities,  including
  both  government and corporate obligations, preferred stocks and dividend
  - paying common stocks.

  Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

  Putnam  New  Opportunities  Fund:   This  fund  seeks  long-term  capital
  appreciation through the investment in common stocks with the potential of above-average long-term growth.

  Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

  Putnam International Growth Fund: This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

  George Putnam Fund of Boston: This fund seeks to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

  Putnam International Voyager Fund: This fund seeks long-term capital appreciation by investing primarily in smaller company stocks in a variety of countries outside the United States.

 Participants may change their investment options daily.
      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1999, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

 The number of participants in each fund at December 31 was as follows:

                                                     1999       1998

  Unitil Corporation Stock Fund                      179        245
  Putnam Growth & Income Fund                        262        262
  Putnam Stable Value Fund                           179        177
  Putnam Voyager Fund                                329        305
  Putnam Income Fund                                 104        102
  Putnam New Opportunities Fund                      250        234
  Putnam S&P 500 Fund                                146        127
  Putnam International Growth Fund                   147        133
  George Putnam Fund of Boston                         7        N/A
  Putnam International Voyager Fund                   29        N/A


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Effective Date

  The Plan's effective date is July 1, 1987, as amended effective May 8, 1992 and January 1, 1994. The Plan as amended effective May 8, 1992, provided for the merger of the Fitchburg Gas and Electric Tax Deferred Savings and Investment Plan with The Plan. The Plan as amended effective January 1, 1994, provided for the merger of the Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan into the Plan.

 Basis of Accounting

  The financial statements of the Plan are prepared under the accrual method of accounting.

      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1999, 1998 and 1997


NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

 Management Estimates

  In preparing the financial statements in conformity to generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Investment Valuation and Income Recognition

  The Plan is administered by a trustee. The Plan's investments (including investments bought, sold and held during the year) are carried at current fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

  Purchases  and  sales of securities are recorded on a  trade-date  basis.
  Interest  income  is  recorded  on  the  accrual  basis.   Dividends  are
  recorded on the ex-dividend date.

 Payment of Benefits

  Benefits are recorded when paid.

 Eligibility

  Employees are eligible for membership on either January 1 or July 1 coincident with or the next day following on which they have both:

   (1)Attained the age of 18, and
   (2)Completed 1000 hours of credited service

 Normal Retirement Date

  A participant's normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.
      The UNITIL Corporation Tax Deferred Savings and Investment Plan

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED

                     December 31, 1999, 1998 and 1997


NOTE C - PLAN TERMINATION

 Although  it  has not expressed any intent to do so, the Company  has  the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.


NOTE D - DETERMINATION LETTER

 The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended in July 1998 and the Company believes that this amendment will not affect the status of the Plan with the IRC.








     Consent of Independent Certified Public Accountants



     We have issued our report dated June 9, 2000, accompanying the financial statements of The UNITIL Corporation Tax Deferred Savings and Investment Plan contained in the information required by Form 11-K filed as an exhibit to the UNITIL Corporation Annual Report on Form 10-K for the year ended December 31, 1999. We herby consent to the incorporation by reference of said report in the Registration Statement of The UNITIL Corporation Tax Deferred Savings and Investment Plan on Form S-8 (File No. 33-24436).


     GRANT THORNTON LLP




Boston, Massachusetts

June 9, 2000